UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D                            --------------------------------------------
                                                                                           OMB APPROVAL
                                                                          --------------------------------------------
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934             OMB Number:                        3235-0145
                               (AMENDMENT NO. 2)*                         Expires:                     August 31, 1999
                                                                          Estimated average burden
                            GSB FINANCIAL CORPORATION                     hours per form.........................14.90
                            -------------------------                     --------------------------------------------
                                (Name of Issuer)
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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   0003622631
                     --------------------------------------
                                 (CUSIP Number)

                                RONALD J. GENTILE
                      President and Chief Operating Officer
                         Warwick Community Bancorp, Inc.
                                18 Oakland Avenue
                                Warwick, NY 10990
                            (914) 968-2206, ext. 210

   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 19, 2000
   ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


CUSIP No.  0003622631                                   Page 2 of  9 Pages
           ----------                                       --    --
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warwick Community Bancorp, Inc.
       I.R.S. No. 06-1497903
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO, WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      / /
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Warwick Community Bancorp, Inc. (Delaware)
-------------------------------------------------------------------------------
     NUMBER OF       7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY            Warwick Community Bancorp, Inc - 167,400  -  8.44%
      OWNED BY      ------------------------------------------------------------
        EACH         8      SHARED VOTING POWER
     REPORTING
       PERSON       ------------------------------------------------------------
        WITH         9      SOLE DISPOSITIVE POWER

                            Warwick Community Bancorp, Inc - 167,400  -  8.44%
--------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          167,400 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           /X/

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.44%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

          *SEE INSTRUCTIONS BEFORE FILLING OUT

                  This amendment amends and supplements the Schedule 13D, dated December 7, 1998, and filed as of that date with the Securities and Exchange Commission ("Commission"), as amended by the Schedule 13D, dated February 18, 1999, and filed as of that date with the Commission (together, the "Schedule 13D"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.


ITEM 2.           IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed on behalf of Warwick Community Bancorp, Inc., a bank holding company organized under the laws of the State of Delaware ("WCB"). The principal business address of WCB is 18 Oakland Avenue, Warwick, New York 10990-0591.

                  The information called for by Item 2 with respect to WCB's directors and executive officers is set forth in Exhibit A attached hereto and incorporated herein by reference.

                  During the last five years, neither WCB nor, to the best of WCB's knowledge, any of the persons listed in Exhibit A hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in WCB or any of such persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The shares of common stock (the "Shares") of GSB Financial Corporation (the "Issuer") owned by WCB as of the date hereof were purchased by it for an aggregate price of $2,662,582. The funds for the purchase were derived from working capital of WCB. No part of the price was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities. Borrowed funds may be used to purchase additional shares in the future.


ITEM 4.           PURPOSE OF TRANSACTION

                  On April 19, 2000, WCB delivered a letter to the Issuer, a copy of which is attached hereto as Exhibit B, detailing its interest in entering into a business combination with the Issuer. The letter contemplates that, subject to the timing requirements of section 563(b)(i) of the rules and regulations of the Office of Thrift Supervision, WCB would be prepared to offer, subject to the conditions set forth below, $18.00 per share in cash for all of the outstanding Shares of the Issuer in a merger of the Issuer and WCB. Such a price would provide the Issuer's shareholders with a 64% premium over the Issuer's market price on April 18, 2000. Any offer that WCB would make would be subject to the performance of customary due diligence, execution of a definitive merger agreement between WCB and the Issuer, receipt of the required regulatory approvals and the approval of the Issuer's shareholders. In addition, WCB may not acquire more than 9.9% of the outstanding Shares without the prior approval of the Federal Reserve Bank of New York.


                                Page 3 of 9 Pages

                  WCB intends to review its investment in the Issuer on a continuing basis and depending on various factors, including the Issuer business, affairs and financial position, other developments concerning the Issuer, the price level of the Issuer's Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to it, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) WCB beneficially owns an aggregate of 167,400 Shares, or 8.44% of the 1,984,538 Shares outstanding on March 27, 2000, as reported by the Issuer in its most recent Form 10-K, filed on March 30, 2000 for the fiscal year ended December 31, 1999. Three of WCB's directors, Frances M. Gorish, John J. McDermott III and R. Michael Kennedy, respectively own 50 Shares, 500 Shares and 1,100 Shares, which Shares were acquired independently of WCB's acquisition of Shares. WCB and Frances M. Gorish, John J. McDermott III and R. Michael Kennedy are not acting as a group within the meaning of section 13(d)(3) of the Act.

                  (b) WCB has sole power to vote or to direct the vote of and has sole power to dispose or direct the disposition of 167,400 Shares. Frances
M. Gorish, John J. McDermott III and R. Michael Kennedy have sole power to dispose or direct the disposition of their respective Shares.


ITEM 7.           MATERIAL REQUIRED TO BE FILED AS EXHIBITS

                  Exhibit A.        Information with respect to directors and
                                    executive officers of WCB.

                  Exhibit B.        Letter, dated April 19, 2000, from WCB to
                                    the Issuer, regarding WCB's interest in
                                    entering into a business combination with the Issuer.


                                Page 4 of 9 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


April 19, 2000


                                      WARWICK COMMUNITY BANCORP, INC.


                                      By:  /s/ Ronald J. Gentile
                                           -------------------------------------
                                           Ronald J. Gentile
                                           President and Chief Operating Officer


                                Page 5 of 9 Pages

                                ITEM 2: EXHIBIT A
                                -----------------

                  DIRECTORS OF WARWICK COMMUNITY BANCORP, INC.
                  --------------------------------------------

    Timothy A. Dempsey
    Chairman of the Board and Chief
       Executive Officer
    Warwick Community Bancorp, Inc.
*   36 Waterbury Road
    Warwick, NY 10990
    Citizen - USA

    Ronald J. Gentile
    President and Chief Operating Officer
    Warwick Community Bancorp, Inc.
*   30 Newport Bridge Road
    Warwick, NY 10990
    Citizen - USA

    Frances M. Gorish
    Retired
*   24 High View Avenue
    Florida, New York 10921
    Citizen - USA

    R. Michael Kennedy
    Real Estate Investment and Management
    Kennedy Companies
*   P.O. Box 600
    Warwick, New York 10990
    Citizen - USA

    Fred M. Knipp
    Retired
*   15 Almond Tree Lane
    Warwick, New York 10990
    Citizen - USA

    Emil R. Krahulik
    Attorney at Law
    Bonacic, Blustein & Krahulik
**  2 Bank Street
    Warwick, New York 10990
    Citizen - USA

    Thomas F. Lawrence, Jr.
    Retired
*   82 Maple Drive
    Warwick, New York 10990
    Citizen - USA

    Henry L. Nielsen, Jr.
    President
    Nielsen Construction Co., Inc.
*   P.O. Box 848
    Warwick, New York 10990
    Citizen - USA

    John W. Sanford III
    President
    John W. Sanford & Son, Inc.
    Insurance Agency
**  68 Main Street
    Warwick, New York 10990
    Citizen - USA

    Robert N. Smith
    President
    Lazear-Smith Funeral Homes, Inc.
**  17 Oakland Avenue
    Warwick, New York 10990
    Citizen - USA

    John J. McDermott, III
**  J.D. Blake Company
    263 Route 17K
    Newburgh, New York 12552-0273
    Citizen - USA



                                Page 6 of 9 Pages

                          EXECUTIVE OFFICERS OF WARWICK
                          -----------------------------
                             COMMUNITY BANCORP, INC.
                             -----------------------

    Timothy A. Dempsey
    Chairman of the Board and
       Chief Executive Officer
*   36 Waterbury Road
    Warwick, NY 10990
    Citizen - USA

    Ronald J. Gentile
    President and Chief Operating Officer
*   30 Newport Bridge Road
    Warwick, NY 10990
    Citizen - USA

    Fred G. Kowal
    Executive Vice President
*   15 Rutland Road
    Glen Rock, NJ 07452
    Citizen - USA

    Arthur W. Budich
    Senior Vice President
*   34 Post Road
    Monroe, NY 10950
    Citizen - USA

    Laurence D. Haggerty
    Senior Vice President
*   198 West Shore Trail
    Sparta, NJ 07871
    Citizen - USA

    Donna M. Lyons
    Senior Vice President/Auditor
*   2353 Route 44-55
    P.O. Box 16
    Gardiner, NY 12525
    Citizen - USA

    Barbara A. Rudy
    Senior Vice President
*   23 Olde Wagon Road
    Warwick, NY 10990
    Citizen - USA

    Nancy L. Sobotor-Littell
    Corporate Secretary
*   76 Maple Avenue
    Warwick, NY 10990
    Citizen - USA

*        Home Address
**       Business Address



                                Page 7 of 9 Pages

                                ITEM 4: EXHIBIT B
                                -----------------



                 [Letterhead of Warwick Community Bancorp, Inc.]


Board of Directors
GSB Financial Corporation

Attention:        Mr. Thomas V. Guarino
                  Chairman of the Board

April 19, 2000

Ladies and Gentlemen:

Warwick Communty Bancorp, Inc. ("WCB") is a bank holding company with assets of approximately $625 million, whose principal assets are the stock of The Warwick Savings Bank and The Towne Center Bank. WCB, The Warwick Savings Bank and The Towne Center Bank are collectively referred to in this letter as "WCB." Enclosed is a copy of WCB's recently issued annual report to shareholders and proxy statement. WCB is the beneficial owner of 167,400 shares, or 8.4%, of the outstanding shares of common stock of GSB Financial Corporation, the holding company for Goshen Savings Bank. GSB Financial Corporation and Goshen Savings Bank are collectively referred to in this letter as "GSB."

On several occasions, we have informally inquired about GSB's business plan for increasing shareholder value and regarding its interest in a possible business combination with WCB. We have been disappointed by GSB's failure to respond in a positive way, particularly in light of the decline in the value of GSB's stock price, which was $11.00 as of the close of business on April 18, 2000. In contrast, our average cost for the shares of GSB stock owned by WCB is approximately $15.91 per share. In reviewing GSB's recently issued annual report to shareholders and proxy statement, we note that GSB does not have a full-time Chief Executive Officer and that GSB has a President who, according to the proxy statement issued in connection with GSB's Annual Meeting of Stockholders to be held on April 27, 2000, "was elected . . . to satisfy regulatory requirements that the Bank have a person with that title" but that Mr. Guarino "is not involved in the day to day management of the Bank or the Company." This unusual state of affairs may partially explain the decline in GSB's shareholder value.

We believe that a business combination of GSB and WCB would be attractive to our respective depositors, customers, communities and shareholders. We both operate primarily in the same county, but WCB offers a number of financial products and services that GSB does not and, because of its small size, cannot. We have a mortgage loan generation capability in Orange County that is second to none. There is concern about GSB's low and declining interest rate spread and margin of 2.64% and 3.51%, respectively, especially in the current rising interest rate environment. The lack of commercial lending experience among GSB's commercial lenders does not bode well for GSB's entry into this sophisticated, higher risk area. And, management's expansion plans into the low growth Harriman, New York market and recent announcement to enter the depressed Bloomingburg, Sullivan County market are very suspect strategies, in which one must question the amount of time and effort spent on analyzing feasibility studies. A business combination of GSB and WCB would result in an immediate increase in shareholder value for the shareholders of GSB. It would also result in an increase in shareholder value for shareholders of WCB.

Under section 563(b)(i) of the rules and regulations of the Office of Thrift Supervision, we cannot make an offer to acquire GSB until after July 9, 2000, and this letter should not be construed as an offer under


                                Page 8 of 9 Pages
such section. If the management of GSB, however, would be receptive to entering into a business combination with WCB before such time, we are prepared to offer, subject to the conditions set forth below, $18.00 per share in cash for all of the outstanding shares of GSB common stock in a merger of GSB and WCB. Such price would provide GSB's shareholders with a 64% premium over GSB's market price on April 18, 2000, and would be 123.2% of GSB's tangible book value as of March 31, 2000. It would also represent 19.2 times GSB's 1999 earnings per share. We believe that such a price would be considered fair to GSB's shareholders and would represent a value that we do not believe GSB could achieve in a reasonable time frame simply by executing its independent business plan. Such a transaction would, based upon our financial assumptions and projected cost savings, be accretive to the combined company's earnings per share during the first year. The transaction would be accounted for as a purchase transaction. Any offer we would make would be subject to the performance of customary due diligence by WCB, execution of a definitive merger agreement, receipt of the required regulatory approvals and the approval by GSB's shareholders. It would not be contingent upon or require approval by our shareholders, and we would not be required to raise capital or obtain any other type of financing in connection with our offer. With cooperation from GSB, we believe that within a period of a week or two, we could complete our due diligence of GSB and execute a fully negotiated definitive merger agreement. The closing for such a transaction could take place during the third or fourth quarter of 2000.

Keep in mind that any offer we would make would be an all cash transaction for all of the shares of GSB. The shareholders of GSB therefore would not be subject to market fluctuations. If during our negotiations and due diligence review additional value in GSB is demonstrated to us, we may be prepared to increase the value of our all cash proposal. Also, we would be willing to consider adding two of GSB's current directors to the combined company's board of directors.

We will be filing an amendment to WCB's Schedule 13D to disclose our changed intention with respect to the shares of GSB held by WCB.

We would be pleased to meet with GSB's board of directors or representatives thereof to share our analysis of the proposed transaction. In the event that GSB's board determines to explore a merger, sale or other business combination with a third party other than WCB, WCB hereby requests that it be treated no less favorably than any such third party, including access to confidential information concerning GSB and the opportunity to submit a proposal.

We believe that an in-market business combination of WCB and GSB would make the most sense from a financial point of view, would provide additional benefits to the various communities that both of our institutions serve, and, most importantly, would produce the greatest value to GSB's shareholders. We look forward to a favorable response.

Very truly yours,


/s/ Ronald J. Gentile
-------------------------------------
President and Chief Operating Officer
Warwick Community Bancorp, Inc.

Enclosures




                                Page 9 of 9 Pages